

714 5/16

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53031

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTH BRIDGE CAPITAL, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

45 SCHOOL STREET, SECOND FLOOR

(No. and Street)

BOSTON   MA   02108

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD MURPHY   (617) 573-0011

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC

(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17   LONDONDERRY   NH

     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, RICHARD MURPHY _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTH BRIDGE CAPITAL, LLC _____ , as of DECEMBER 31 _____, 20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

MANAGER
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH BRIDGE CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012

Independent Auditor's Report

To the Member
North Bridge Capital, LLC
Boston, MA

I have audited the accompanying statement of financial condition of North Bridge Capital, LLC, (the Company) as of December 31, 2012, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 of the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Bridge Capital, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards general accepted in the United States of America. In my opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 19, 2013

NORTH BRIDGE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 733,566
Investment account	7,076
Accounts receivable	1,040,253
	$ 1,780,895

LIABILITIES AND MEMBER'S EQUITY

Compensation for employee registered representatives payable	$ 322,717
Payable to non customers	33,705
	356,422
Member's equity	1,424,473
	$ 1,780,895

NORTH BRIDGE CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:		
Fee income	$	7,799,307
Interest income		21,058
		7,820,365
Expenses:		
Officer compensation	$	441,600
Employee compensation and benefits		2,002,666
Registration and professional fees		327,494
Other expenses		441,925
		3,213,685
Net income (loss)	$	4,606,680

NORTH BRIDGE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD ENDED DECEMBER 31, 2012

Member's equity at January 1, 2012	$ 9,015,395
Member's distributions	(12,197,601)
Net income (loss)	4,606,680
Member's equity at December 31, 2012	$ 1,424,474

The accompanying notes are an integral part of these financial statements.

NORTH BRIDGE CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED DECEMBER 31, 2012

Cash flows from operating activities:			
Net income (loss)			$ 4,606,680
Adjustments to reconcile net loss			
to net cash used by operating activities:			
Interest income on investment account	$ (1,106)		
(Increase) decrease in operating assets:			
Decrease in accounts receivable	343,289		
Decrease in due from affiliate	338,344		
Increase (decrease) in operating liabilites:			
Increase in compensation for employee reg rep payable	322,717		
Decrease in payable to non customers	(13,596)		
Total adjustments			989,648
Net cash provided by operating activities			5,596,328
Cash flows from investing activities:			
Member's distributions	$ (5,197,602)		
Deposits to investment account	-	$ (5,197,602)	
Cash flows from financing activities:			
None			-
Net increase in cash			398,726
Cash at beginning of the period			334,840
Cash at end of the period			$ 733,566

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:

Interest	$ -
Income taxes	$ 770

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Non-cash transactions:
    Member's distributions from investments accounts were $7,000,000

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was organized on June 30, 2000 as a Massachusetts Limited Liability Company to conduct business as a registered broker-dealer under the Securities Act of 1934. As a Limited Liability Company the member's liability is limited to their investment. It was formed for the purpose of acting as placement agent in the sale of private placement securities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Organizational Structure

The Company has been organized as a Limited Liability Company. Under this form of organization, the member is not liable for the debts of the Company.

Compensated Absences
Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending upon the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Management's Review for Subsequent Events
Management had evaluated subsequent events through February 19, 2013, the date which the financial statements were available to be issued.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under SEC Rule 15c3-1 was $384,078 at December 31, 2012, which exceeded required net capital of $23,761 by $360,317. The ratio of aggregate indebtedness to net capital at December 31, 2012 was 92.8%.

NOTE 3- INCOME TAXES

The Company is considered a disregarded entity for tax purposes and therefore is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the member's income tax returns.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of October 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2012.

NOTE 4 - RELATED PARTY TRANSACTIONS

The member of the Company, North Bridge Capital, LP, has as its general partner an affiliated company, North Bridge Management, Inc. The Company pays salaries and related payroll taxes, dues and subscriptions, rent, office expenses, insurance, travel expenses and professional fees to this affiliated company in return for utilization of all office supplies, furniture and equipment, and its employees. A monthly retainer of $100,889.72 is advanced to this affiliate to cover these costs and any adjustment for actual expenses is paid as necessary. A total of $2,501,113 was paid for the year ending December 31, 2012. As of December 31, 2012, the Company analyzed the advances and reconciled the amount due to this related party for the year.

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $229,469 at December 31, 2012.

NORTH BRIDGE CAPITAL, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2012

NORTH BRIDGE CAPITAL, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

Total ownership equity from statement of financial condition	$ 1,424,473
Total nonallowable assets from statement of financial condition	(1,040,253)
Net capital before haircuts on securities positions	384,220
Haircuts on securities	(142)
Net capital	$ 384,078
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 356,422
Total aggregate indebtedness	$ 356,422
Percentage of aggregate indebtedness to net capital	92.8%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 23,761
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 23,761
Excess net capital	$ 360,317
Excess net capital at 1000%	$ 348,436

There were no material differences between the audited and unaudited computation of net capital.

NORTH BRIDGE CAPITAL, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31, 2012

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

NORTH BRIDGE CAPITAL, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2012

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

NORTH BRIDGE CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2012

North Bridge Capital, LLC, is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(i) as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17   LONDONDERRY, NH 03053   TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
North Bridge Capital, LLC

In planning and performing my audit of the financial statements of North Bridge Capital, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for information and use of the Partners, management, the SEC, The Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 19, 2013

BRACE & ASSOCIATES, PLLC
Certified Public Accountant

NORTH BRIDGE CAPITAL, LLC

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2012

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17   LONDONDERRY, NH 03053   TEL. (603) 889-4243

FAX (603) 882-7371

To the Member of North Bridge Capital, LLC

Boston, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Period Ended December 31, 2012, which were agreed to by North Bridge Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating North Bridge Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). North Bridge Capital, LLC's management is responsible for the North Bridge Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2012, with the amounts reported in Form SIPC-7 for the period ended December 31, 2012 noting no differences.;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

February 19, 2013

NORTH BRIDGE CAPITAL, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2012

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment   **$ 19,551**

Less Payments Made:

    Date Paid   **Amount**

    _____   **$ 0**
    _____   _____   **(0)**

Interest on late payment(s)   _____

Total Assessment Balance or Overpayment   **$19,551**

Payment made with Form SIPC 7   **$19,551**

See Accountant's Report

NORTH BRIDGE CAPITAL, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2012

Total revenue	**$ 7,820,365**
Additions:	
Various (list)	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	0
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	0
Net gain from securities in investment accounts	0
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other	0
Total deductions	$ 0
SIPC NET OPERATING REVENUES	**$7,820,365**
GENERAL ASSESSMENT @ .0025	**$ 19,551**

See Accountant's Report